Exhibit 99.1

INDEX TO UNAUDITED CONDENSED CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Page

Condensed Consolidated Interim Statement of Financial Position as of March 31, 2020 and

December 31, 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . .  F-2

Condensed Consolidated Interim Statement of Profit or Loss and Other Comprehensive Income

(Loss) for the three and nine months period ended December 31, 2019 and December 31, 2020 . . …….  F-3

Condensed Consolidated Interim Statement of Changes in Equity for the nine months period ended

December 31, 2019 and December 31, 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . …. F-4

Condensed Consolidated Interim Statement of Cash Flows for the nine months period ended

December 31, 2019 and December 31, 2020 . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . . …. F-6

Notes to the Condensed Consolidated Interim Financial Statements . . . . . . . . . . . . . . . . . . . . . . . . . . ….. F-7

MAKEMYTRIP LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENT OF FINANCIAL POSITION
(Unaudited)
(Amounts in USD thousands)

	Note	As at March 31, 2020	As at December 31, 2020
Assets			
Property, plant and equipment	12	35,997	23,827
Intangible assets and goodwill	13	721,990	727,625
Trade and other receivables, net	14	2,658	2,239
Investment in equity-accounted investees		5,363	5,319
Other investments		3,683	4,983
Term deposits	16	207	170
Non-current tax assets		34,160	23,689
Other non-current assets	18	131	101
Total non-current assets		**804,189**	**787,953**
Inventories		36	44
Current tax assets		4,447	2
Trade and other receivables, net	14	53,407	21,807
Term deposits	16	37,823	30,289
Other current assets	17	53,428	45,307
Cash and cash equivalents	15	129,881	197,095
Total current assets		**279,022**	**294,544**
Total assets		**1,083,211**	**1,082,497**
Equity			
Share capital	19	52	52
Share premium	19	1,985,555	2,005,669
Reserves	19	(1,345)	(45)
Accumulated deficit		(1,147,597)	(1,205,795)
Share based payment reserve	19	135,738	146,678
Foreign currency translation reserve	19	(114,166)	(97,349)
Total equity attributable to equity holders of the Company		**858,237**	**849,210**
Non-controlling interests		4,055	3,620
Total equity		**862,292**	**852,830**
Liabilities			
Loans and borrowings	21	21,613	14,827
Employee benefits	24	6,335	6,182
Contract liabilities	11	1,548	737
Deferred tax liabilities, net		1,777	1,407
Other non-current liabilities	23	9,775	9,646
Total non-current liabilities		**41,048**	**32,799**
Loans and borrowings	21	3,971	2,848
Trade and other payables	25	70,747	51,917
Contract liabilities	11	33,364	38,515
Other current liabilities	22	40,989	72,788
Provisions	26	30,800	30,800
Total current liabilities		**179,871**	**196,868**
Total liabilities		**220,919**	**229,667**
Total equity and liabilities		**1,083,211**	**1,082,497**

See accompanying notes to condensed consolidated interim financial statements

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME (LOSS)

(Unaudited)

(Amounts in USD thousands, except per share data)

	Note	For the three months ended December 31		For the nine months ended December 31	
		2019	2020	2019	2020
Revenue					
Air ticketing		47,911	18,168	138,516	32,797
Hotels and packages		72,989	24,405	188,276	29,914
Bus ticketing		17,737	10,096	50,315	13,086
Other revenue	5	8,252	4,137	29,476	8,422
Total revenue		**146,889**	**56,806**	**406,583**	**84,219**
Other income	6	781	479	968	2,255
Service cost					
Procurement cost of hotels and packages services		43,273	6,167	117,330	6,801
Other cost of providing services		3,353	1,172	9,600	1,582
Personnel expenses	7	31,659	26,579	95,380	76,915
Marketing and sales promotion expenses		44,994	7,795	139,574	10,973
Other operating expenses	8	40,273	15,020	119,608	32,955
Depreciation and amortization	9	8,492	7,895	25,211	25,248
Result from operating activities		**(24,374)**	**(7,343)**	**(99,152)**	**(68,000)**
Finance income	10	650	4,491	2,812	10,585
Finance costs	10	5,860	634	12,479	2,025
Net finance income (costs)		**(5,210)**	**3,857**	**(9,667)**	**8,560**
Share of loss of equity-accounted investees		(15)	(83)	(1)	(142)
Loss before tax		**(29,599)**	**(3,569)**	**(108,820)**	**(59,582)**
Income tax benefit (expense)		88	73	(86)	339
Loss for the period		**(29,511)**	**(3,496)**	**(108,906)**	**(59,243)**
Other comprehensive income (loss)					
Items that will not be reclassified to profit or loss:					
Remeasurement of defined benefit liability		(150)	-	(269)	500
Equity instruments at FVOCI - net change in fair value		179	1,041	590	1,300
		29	**1,041**	**321**	**1,800**
Items that are or may be reclassified subsequently to profit or loss:					
Foreign currency translation differences on foreign operations		(10,512)	6,214	(26,217)	16,814
Other comprehensive income (loss) for the period, net of tax		**(10,483)**	**7,255**	**(25,896)**	**18,614**
Total comprehensive income (loss) for the period		**(39,994)**	**3,759**	**(134,802)**	**(40,629)**
Profit (loss) attributable to:					
Owners of the Company		(29,468)	(3,393)	(109,024)	(58,811)
Non-controlling interests		(43)	(103)	118	(432)
Loss for the period		**(29,511)**	**(3,496)**	**(108,906)**	**(59,243)**
Total comprehensive income (loss) attributable to:					
Owners of the Company		(39,903)	3,858	(134,830)	(40,194)
Non-controlling interests		(91)	(99)	28	(435)
Total comprehensive income (loss) for the period		**(39,994)**	**3,759**	**(134,802)**	**(40,629)**
Loss per share (in USD)					
Basic	20	(0.28)	(0.03)	(1.04)	(0.55)
Diluted	20	(0.28)	(0.03)	(1.04)	(0.55)

See accompanying notes to condensed consolidated interim financial statements

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY

(Unaudited)

(Amounts in USD thousands)

	Attributable to equity holders of the Company								
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non-Controlling Interests	Total Equity
Balance as at April 1, 2019	52	1,977,318	634	(682,054)	102,427	(41,202)	1,357,175	193	1,357,368
Total comprehensive income (loss) for the period									
Profit (loss) for the period	-	-	-	(109,024)	-	-	(109,024)	118	(108,906)
Other comprehensive income (loss)									
Foreign currency translation differences	-	-	-	-	-	(26,131)	(26,131)	(86)	(26,217)
Equity instruments at FVOCI - net change in fair value	-	-	590	-	-	-	590	-	590
Remeasurement of defined benefit (asset) liability	-	-	-	(265)	-	-	(265)	(4)	(269)
Total other comprehensive income (loss)	**-**	**-**	**590**	**(265)**	**-**	**(26,131)**	**(25,806)**	**(90)**	**(25,896)**
Total comprehensive income (loss) for the period	**-**	**-**	**590**	**(109,289)**	**-**	**(26,131)**	**(134,830)**	**28**	**(134,802)**
Transactions with owners, recorded directly in equity									
Contributions by owners									
Share-based payment	-	-	-	-	28,278	-	28,278	-	28,278
Issue of ordinary shares on exercise of share based awards	-	4,389	-	-	(4,389)	-	-	-	-
Transfer to accumulated deficit on expiry of share based awards	-	-	-	270	(80)	-	190	(190)	-
Total contributions by owners	**-**	**4,389**	**-**	**270**	**23,809**	**-**	**28,468**	**(190)**	**28,278**
Changes in ownership interests in subsidiaries that do not result in a loss of control									
Financial liability for acquisition of non-controlling interest	-	-	-	(14,550)	-	-	(14,550)	-	(14,550)
Acquisition of non-controlling interest	-	-	-	(3,178)	-	-	(3,178)	-	(3,178)
Acquisition of subsidiary with non-controlling interest	-	-	-	-	-	-	-	4,098	4,098
Total changes in ownership interest in subsidiaries	**-**	**-**	**-**	**(17,728)**	**-**	**-**	**(17,728)**	**4,098**	**(13,630)**
Total transactions with owners	**-**	**4,389**	**-**	**(17,458)**	**23,809**	**-**	**10,740**	**3,908**	**14,648**
Balance as at December 31, 2019	**52**	**1,981,707**	**1,224**	**(808,801)**	**126,236**	**(67,333)**	**1,233,085**	**4,129**	**1,237,214**

See accompanying notes to condensed consolidated interim financial statements

MAKEMYTRIP LIMITED
CONDENSED CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY- (Continued)
(Unaudited)
(Amounts in USD thousands)

	Attributable to equity holders of the Company								
	Share Capital	Share Premium	Fair Value Reserves	Accumulated Deficit	Share Based Payment Reserve	Foreign Currency Translation Reserve	Total	Non-Controlling Interests	Total Equity
Balance as at April 1, 2020	52	1,985,555	(1,345)	(1,147,597)	135,738	(114,166)	858,237	4,055	862,292
Total comprehensive income (loss) for the period									
Loss for the period	-	-	-	(58,811)	-	-	(58,811)	(432)	(59,243)
Other comprehensive income (loss)									
Foreign currency translation differences	-	-	-	-	-	16,817	16,817	(3)	16,814
Equity instruments at FVOCI - net change in fair value	-	-	1,300	-	-	-	1,300	-	1,300
Remeasurement of defined benefit (asset) liability	-	-	-	500	-	-	500	-	500
Total other comprehensive income (loss)	**-**	**-**	**1,300**	**500**	**-**	**16,817**	**18,617**	**(3)**	**18,614**
Total comprehensive income (loss) for the period	**-**	**-**	**1,300**	**(58,311)**	**-**	**16,817**	**(40,194)**	**(435)**	**(40,629)**
Transactions with owners, recorded directly in equity									
Contributions by owners									
Share-based payment	-	-	-	-	31,167	-	31,167	-	31,167
Issue of ordinary shares on exercise of share based awards	-	20,114	-	-	(20,114)	-	-	-	-
Transfer to accumulated deficit on expiry of share based awards	-	-	-	113	(113)	-	-	-	-
Total contributions by owners	**-**	**20,114**	**-**	**113**	**10,940**	**-**	**31,167**	**-**	**31,167**
Balance as at December 31, 2020	**52**	**2,005,669**	**(45)**	**(1,205,795)**	**146,678**	**(97,349)**	**849,210**	**3,620**	**852,830**

See accompanying notes to condensed consolidated interim financial statements

MAKEMYTRIP LIMITED

CONDENSED CONSOLIDATED INTERIM STATEMENT OF CASH FLOWS

(Unaudited)

(Amounts in USD thousands)

	For the nine months ended December 31	
	2019	**2020**
Cash flows from operating activities		
Loss for the period	(108,906)	(59,243)
Adjustments for:		
Depreciation	6,958	7,205
Amortisation	18,253	18,043
Gain on lease modification	-	(1,308)
Net (gain) loss on disposal of property, plant and equipment	(90)	412
Net finance (income) cost	9,667	(8,560)
Share of loss of equity-accounted investees	1	142
Share based payment	28,261	28,357
Income tax expense (benefit)	86	(339)
Change in inventories	519	(5)
Change in trade and other receivables and contract assets	(13,668)	37,743
Change in other assets	(18,652)	9,377
Change in trade and other payables, and contract liabilities	16,838	(14,224)
Change in employee benefits	1,263	195
Change in other liabilities	5,941	30,390
Income tax (paid) received, net	(6,865)	15,477
Net cash generated from (used in) operating activities	**(60,394)**	**63,662**
Cash flows from investing activities		
Interest received	3,962	5,030
Proceeds from sale of property, plant and equipment	168	677
Redemption of term deposits	143,923	37,502
Investment in term deposits	(67,706)	(29,255)
Acquisition of property, plant and equipment	(3,112)	(474)
Loan given to equity accounted investee	-	(54)
Acquisition of subsidiary, net of cash acquired (refer note 4)	(14,282)	-
Acquisition of intangible assets	(6,938)	(6,468)
Net cash generated from investing activities	**56,015**	**6,958**
Cash flows from financing activities		
Proceeds from issuance of shares on exercise of share based awards	*	*
Proceeds from bank loans	574	123
Acquisition of non-controlling interest	(3,178)	-
Repayment of bank loans	(254)	(370)
Payment of lease liabilities	(4,479)	(3,047)
Interest paid	(1,602)	(380)
Net cash used in financing activities	**(8,939)**	**(3,674)**
Increase (decrease) in cash and cash equivalents	**(13,318)**	**66,946**
Cash and cash equivalents at beginning of the period	177,990	129,881
Effect of exchange rate fluctuations on cash held	(1,466)	268
Cash and cash equivalents at end of the period	**163,206**	**197,095**

** less than 1*

See accompanying notes to condensed consolidated interim financial statements

(Amounts in USD thousands, except per share data and share count)

1) REPORTING ENTITY

MakeMyTrip Limited (the "Parent Company") together with its subsidiaries and equity-accounted investees (collectively, "the Company" or the "Group") is primarily engaged in the business of selling travel products and solutions through the subsidiaries in India, the United States of America, Singapore, Malaysia, Thailand, the United Arab Emirates, Peru, Colombia and Indonesia. The Group offers its customers the entire range of travel services including ticketing, tours and packages, hotels and other travel related services.

The Company is a public limited company incorporated and domiciled in Republic of Mauritius and has its registered office at IQ EQ Corporate Services (Mauritius) Ltd., Les Cascades Building, 33, Edith Cavell Street, Port Louis, Republic of Mauritius. The Company's ordinary shares representing equity shares are listed on the Nasdaq.

2) BASIS OF ACCOUNTING

(a) Statement of compliance

The condensed consolidated interim financial statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). These condensed consolidated interim financial statements are prepared and presented in accordance with IAS 34, "Interim Financial Reporting". They do not include all of the information required for full annual financial statements and should be read in conjunction with the audited consolidated financial statements and related notes for the fiscal year ended March 31, 2020.

However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group's financial position and performance since the last annual consolidated financial statements as at and for the year ended March 31, 2020.

Accounting policies have been consistently applied except for the changes arise from the adoption of amendment in IFRS 16 related to COVID 19 – Related Rent Concession which provide lessees with an exemption from assessing whether a COVID-19-related rent concession is a lease modification. It requires lessees that apply the exemption to account for COVID-19-related rent concessions as if they were not lease modifications. Lessees need to disclose that fact and need to apply the exemption retrospectively in accordance with IAS 8, but they do not require to restate prior period numbers. The practical expedient is available only for lease payments

These condensed consolidated interim financial statements were authorized for issuance by the Group's Board of Directors on January 28, 2021.

(b) Use of estimates and judgements

The preparation of these condensed consolidated interim financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimates are revised and in any future periods affected.

In preparing the condensed consolidated interim financial statements, the significant judgements made by management in applying the Group's accounting policies and key sources of estimation uncertainties were the same as those that were applied to the consolidated financial statements as at and for the year ended March 31, 2020.

Estimation uncertainty relating to COVID-19 pandemic

Management believes that the estimates used in the preparation of these condensed consolidated interim financial statements are reasonable, and management has made assumptions about the possible effects of the COVID-19 pandemic on critical and significant accounting estimates. Although these estimates are based upon management's best knowledge of current events and actions, actual results could differ from these estimates and the Group will continue to closely monitor any material changes to future economic conditions. Any changes in estimates are adjusted prospectively in the Group's condensed consolidated interim financial statements.

(c) Measurement of fair values

A number of the group's accounting policies and disclosures require the measurement of fair values, for both financial and non-financial assets and liabilities.

The group has an established control framework with respect to the measurement of fair values.

This includes a valuation team that has overall responsibility for overseeing all significant fair value measurements, including level 3 fair values, and reports directly to the Group Chief Financial Officer.

The valuation team regularly reviews significant unobservable inputs and valuation adjustments.

Significant valuation issues are reported to the group audit committee.

When measuring the fair value of an asset or a liability, the group uses market observable data as far as possible. Fair values are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques as follows:

• Level 1: quoted prices (Unadjusted) in active markets for identical assets or liabilities.
• Level 2: Inputs other than quoted prices included in level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
• Level 3: Inputs for the assets or liability that are not based on observable market data (Unobservable Inputs).

If the inputs used to measure the fair value of an asset or a liability might be categorized in different levels of the fair value hierarchy, then the fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement.

When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

3) OPERATING SEGMENTS

The Group has three reportable segments, as described below, which are the Group's Lines of Business (LoBs). The LoBs offer different products and services, and are managed separately because the nature of products and services, and methods used to distribute the services are different. For each of these LoBs, the Group's executive officers comprising of Group Executive Chairman, Group Chief Executive Officer and Group Chief Financial Officer review internal management reports and are construed to be the Chief Operating Decision Maker (CODM). LoBs assets, liabilities and expenses (other than service cost) are reviewed on an entity-wide basis by the CODM, and hence are not allocated to these LoBs. Segment revenue from each LoB is reported and reviewed by the CODM on a monthly basis.

The following summary describes the operations in each of the Group's reportable segments:

1. Air ticketing: Primarily through internet based platforms, provides the facility to book domestic and international air tickets.

2. Hotels and packages: Through internet based platforms, call-centers and franchise stores, provides holiday packages and hotel reservations. For internal reporting purposes, the revenue related to airline tickets issued as a component of Company developed tours and packages has been assigned to the hotels and packages segment and is recorded on a gross basis.

3. Bus ticketing: Primarily through internet based platforms, provides the facility to book domestic and international bus tickets.

Other operations of the Group primarily include income from facilitating access to its internet based platforms to travel insurance companies and other agents, advertisement income from hosting advertisements on its internet websites, fees for technical services from vendors, brand alliance fees, income from sale of rail tickets, and car bookings. These aforesaid operations do not meet any of the quantitative thresholds to be a reportable segment for any of the periods presented in these condensed consolidated interim financial statements.

(Amounts in USD thousands, except per share data and share count)

Information about reportable segments:

	For the three months ended December 31									
	Reportable segments									
Particulars	Air ticketing		Hotels and packages		Bus ticketing		All others segments*		Total	
	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020
Consolidated Revenue	47,911	18,168	72,989	24,405	17,737	10,096	8,252	4,137	146,889	56,806
Add: Customer inducement costs recorded as a reduction of revenue*	23,056	7,837	76,578	6,916	4,819	77	528	4	104,981	14,834
Less: Service cost**	27	-	43,273	6,167	1,739	1,145	169	19	45,208	7,331
Adjusted Margin	**70,940**	**26,005**	**106,294**	**25,154**	**20,817**	**9,028**	**8,611**	**4,122**	**206,662**	**64,309**
Other income									781	479
Personnel expenses									(31,659)	(26,579)
Marketing and sales promotion expenses									(44,994)	(7,795)
Customer inducement costs recorded as a reduction of revenue*									(104,981)	(14,834)
Certain loyalty program costs related to "All other segments"**									(1,418)	(8)
Other operating expenses									(40,273)	(15,020)
Depreciation and amortization									(8,492)	(7,895)
Finance income									650	4,491
Finance cost									(5,860)	(634)
Share of loss of equity-accounted investees									(15)	(83)
Loss before tax									**(29,599)**	**(3,569)**

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue.

** Certain loyalty program costs are excluded from service cost amounting to USD 8 (December 31, 2019: USD 1,418) for “All other segments”.

(Amounts in USD thousands, except per share data and share count)

	For the nine months ended December 31									
	Reportable segments									
	Air ticketing		Hotels and packages		Bus ticketing		All others segments**		Total	
Particulars	**2019**	**2020**	**2019**	**2020**	**2019**	**2020**	**2019**	**2020**	**2019**	**2020**
Consolidated Revenue	138,516	32,797	188,276	29,914	50,315	13,086	29,476	8,422	406,583	84,219
Add: Customer inducement costs recorded as a reduction of revenue*	63,724	9,197	223,793	8,797	13,873	235	1,570	5	302,960	18,234
Less: Service cost**	315	6	117,330	6,801	5,373	1,459	286	29	123,304	8,295
Adjusted Margin	**201,925**	**41,988**	**294,739**	**31,910**	**58,815**	**11,862**	**30,760**	**8,398**	**586,239**	**94,158**
Other income									968	2,255
Personnel expenses									(95,380)	(76,915)
Marketing and sales promotion expenses									(139,574)	(10,973)
Customer inducement costs recorded as a reduction of revenue*									(302,960)	(18,234)
Certain loyalty program costs related to "All other segments"**									(3,626)	(88)
Other operating expenses									(119,608)	(32,955)
Depreciation and amortization									(25,211)	(25,248)
Finance income									2,812	10,585
Finance cost									(12,479)	(2,025)
Share of loss of equity-accounted investees									(1)	(142)
Loss before tax									**(108,820)**	**(59,582)**

* For purposes of reporting to the CODM, the segment profitability measure i.e. Adjusted Margin is arrived by adding back certain customer inducement costs including customers incentives, customer acquisition cost and loyalty programs costs, which are recorded as a reduction of revenue.

** Certain loyalty program costs are excluded from service cost amounting to USD 88 (December 31, 2019: USD 3,626) for "All other segments".

(Amounts in USD thousands, except per share data and share count)

4) BUSINESS COMBINATIONS

Acquisition of Quest2Travel.com India Private Limited

On April 30, 2019, the Group through one of its Indian subsidiaries acquired 51% equity interest in Quest2Travel.com India Private Limited ("Q2T"), a corporate travel management company in India. This business acquisition was conducted by entering into the Share Purchase Agreement (SPA) for a cash consideration of USD 14,699 to the existing shareholders for the sale of their shares in Q2T.

Through this acquisition, the Group aims at offering entire workflow of travel procurement to large corporate clients for their end-to-end employee travel needs.

The operations of Q2T were consolidated in the financial statements of the Group from April 30, 2019 In the year ended March 31, 2020, Q2T contributed revenue of USD 3,715 and profit of USD 539 to the Group's result.

If the acquisition had occurred on April 1, 2019, management estimates that consolidated revenue would have been USD 511,830 and consolidated loss for the year ended March 31, 2020 would have been USD 447,442. In determining these amounts, management has assumed that the fair value adjustments that arose on the date of acquisition would have been the same if the acquisition had occurred on April 1, 2019.

Total purchase price of the acquisition, net of USD 69 cash acquired was USD 14,630.

The Company will also acquire the remaining shares of Q2T from the existing shareholders in cash for an estimated additional consideration of USD 14,550, which represents its fair value as at the acquisition date, in three equal tranches, over a three year earn-out period ending 2022. The earn-out will be based on valuation linked to future profitability of Q2T. The financial liability in respect of acquisition of these shares has been recognized with corresponding debit to accumulated deficit as the selling shareholders still have access to the returns associated with the underlying ownership interest. Further, during three months ended December 31, 2020, the Company entered into an amendment agreement with the selling shareholders of Q2T and agreed to extend the earn-out period by one year to period ending 2023.

Acquisition-related costs

The Group incurred acquisition related costs of USD 71 relating to external legal fees and due diligence cost. These amounts are included in other operating expenses in the consolidated statement of profit or loss and other comprehensive income (loss) for the year ended March 31, 2020.

Identifiable assets acquired and liabilities assumed

The acquisition was accounted for under the acquisition method of accounting in accordance with IFRS 3 "Business Combinations". The assets and liabilities of Q2T were recorded at their fair value at the date of acquisition.

The purchase price was allocated based on management's estimates and an independent appraisal of fair values as follows:

Property, plant and equipment	1,449
Intangible assets	6,792
Other non-current assets	107
Current assets and liabilities, net (including cash and cash equivalents of USD 69)	2,644
Other non- current liabilities	(738)
Deferred tax liabilities	(1,890)
Total identifiable net assets acquired	**8,364**
Non-controlling interest	(4,098)
Goodwill	10,433
Total purchase price	**14,699**

The fair value of the current assets acquired includes trade receivables with a fair value of USD 3,199.

The goodwill was attributable mainly to the skills and technical talent of Q2T's work force. Goodwill is not expected to be deductible for income tax purposes.

(Amounts in USD thousands, except per share data and share count)

5) OTHER REVENUE

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Facilitation fee	3,104	977	18,325	1,945
Advertising revenue	1,967	635	2,657	1,211
Commission on rail reservation	656	317	1,289	523
Brand alliance fees	692	883	2,597	2,300
Miscellaneous	1,833	1,325	4,608	2,443
Total	**8,252**	**4,137**	**29,476**	**8,422**

6) OTHER INCOME

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Gain on disposal of an equity-accounted investee	700	-	700	-
Government grant received	-	330	-	921
Gain on lease modification	-	123	-	1,308
Excess provision written back	18	26	178	26
Net gain on disposal of property, plant and equipment	63	-	90	-
Total	**781**	**479**	**968**	**2,255**

7) PERSONNEL EXPENSES

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Wages, salaries and other employees benefits	18,531	16,349	60,157	44,560
Contributions to defined contribution plans	1,087	760	2,893	2,195
Expenses related to defined benefit plans	741	81	1,290	654
Equity-settled share based payment	10,351	8,954	28,117	28,357
Employee welfare expenses	949	435	2,923	1,149
Total	**31,659**	**26,579**	**95,380**	**76,915**

(Amounts in USD thousands, except per share data and share count)

8) OTHER OPERATING EXPENSES

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Payment gateway and other charges	15,990	4,981	48,175	7,031
Outsourcing expenses	9,022	2,019	25,033	5,103
Travelling and conveyance	998	51	3,375	91
Communication	1,623	812	5,194	1,897
Repairs and maintenance	1,520	1,030	4,474	2,982
Legal and professional**	2,023	990	6,490	2,645
Website hosting charges	5,524	3,112	14,648	8,715
Net loss on disposal of property, plant and equipment	-	24	-	412
Miscellaneous expenses	3,573	2,001	12,219	4,079
Total	**40,273**	**15,020**	**119,608**	**32,955**

** Includes for the three months ended December 31, 2020 Nil (December 31, 2019: Nil) and nine months ended December 31, 2020 Nil (December 30, 2019: USD 144) towards cost related to share based payment.

9) DEPRECIATION AND AMORTIZATION

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Depreciation	2,449	1,828	6,958	7,205
Amortization	6,043	6,067	18,253	18,043
Total	**8,492**	**7,895**	**25,211**	**25,248**

10) FINANCE INCOME AND COSTS

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Recognized in profit or loss				
Interest income on term deposits	572	1,228	2,382	3,420
Net foreign exchange gain	-	1,465	-	4,062
Change in financial liability	-	1,323	-	717
Other interest income	76	475	399	2,386
Net gain on change in fair value of financial instrument	2	-	31	-
Finance income	**650**	**4,491**	**2,812**	**10,585**
Interest expense on financial liabilities measured at amortised cost	-	39	99	111
Change in financial liability	343	-	1,044	-
Net foreign exchange loss	2,660	-	5,998	-
Impairment loss on trade and other receivables	1,421	31	1,787	205
Interest expense on lease liabilities	683	444	2,047	1,440
Finance and other charges	753	120	1,504	269
Finance costs	**5,860**	**634**	**12,479**	**2,025**
Net finance income (cost) recognized in profit or loss	**(5,210)**	**3,857**	**(9,667)**	**8,560**

(Amounts in USD thousands, except per share data and share count)

11) REVENUE

The Group's operations and main revenue streams are those described in the last annual financial statements.

A. Disaggregation of revenue

The Group has three reportable segments, air ticketing, hotels and packages, and bus ticketing. The Group believes that the disaggregation based on the reportable segments best depicts how the nature, amount, timing and uncertainty of our revenues and cash flows are affected by industry, market and other factors. (refer note 3)

B. Contract balances

The following table provides information about receivables and contract liabilities from contracts with customers.

	As at March 31, 2020	As at December 31, 2020
Receivables, which are included in 'Trade and other receivables'	46,814	16,597
Contract liabilities	34,912	39,252
Non-current	1,548	737
Current	33,364	38,515
Total contract liabilities	**34,912**	**39,252**

Contract liabilities primarily relate to the consideration received from customers for travel bookings in advance of the Group's performance obligations, consideration allocated to customer loyalty programs and advance received from Global Distribution System ("GDS") providers for bookings of airline tickets in future.

C. Seasonality of operations

The Group generally experiences seasonal fluctuations in the demand for travel products and services. Third quarter months of October to December constitute the festival season in India, with several major religious and regional festivals celebrated during this period. December also marks the onset of winter season, with travelers opting for a short vacation. The revenues generated during the winter season of each year generally are lower than those generated during the summer season, but significantly higher than the immediately preceding quarter of July to September. These seasonality trends are difficult to discern in our historical results because our revenues have grown substantially since inception.

However, business travel continues to grow sequentially each quarter; and there is relatively lesser impact of seasonality on air ticketing and bus ticketing business.

These seasonal trends have been affected as a result of the COVID-19 pandemic outbreak. During the previous quarters, as a result of the COVID-19 pandemic outbreak, the Group's businesses, results of operation, financial positions and cash flows were materially and adversely affected. Travel restrictions, both international as well as domestic, imposed in India materially disrupted revenue lines of the Group. Such restrictions have continued for the greater part of the previous quarters with only some domestic travel and government approved international travel operations commencing in May 2020. With gradual uplifting of travel restrictions in India business recoveries has been seen across our operating segments mainly from domestic travel market. However, lower demand due to COVID-19 has resulted in revenue declining by more than 60% during the current quarter over the quarter ended December 31, 2019.

(Amounts in USD thousands, except per share data and share count)

12) PROPERTY, PLANT AND EQUIPMENT

Particulars	Land	Building (Owned)	Buildings (Right-of-use) #	Computers	Furniture and Fixtures	Office Equipment	Motor Vehicles	Leasehold Improvements	Capital Work-in-Progress	Total
Cost										
Balance as at March 31, 2019	879	529	-	15,914	917	1,952	1,497	6,583	89	28,360
Transition Impact of IFRS 16 #	-	-	24,994	-	-	-	-	-	-	24,994
Balance as at April 1, 2019	879	529	24,994	15,914	917	1,952	1,497	6,583	89	53,354
Acquisitions through business combination (refer note 4)	-	-	945	14	191	93	71	135	-	1,449
Additions #	-	-	3,974	-	-	-	-	-	-	3,974
Additions	-	-	-	1,903	79	319	864	623	5	3,793
Disposals	-	-	-	(1,287)	(15)	(183)	(526)	(100)	-	(2,111)
Effect of movements in foreign exchange rates	(26)	(16)	(1,571)	(1,143)	(79)	(134)	(127)	(499)	(4)	(3,599)
Balance as at March 31, 2020	**853**	**513**	**28,342**	**15,401**	**1,093**	**2,047**	**1,779**	**6,742**	**90**	**56,860**
Balance as at April 1, 2020	853	513	28,342	15,401	1,093	2,047	1,779	6,742	90	56,860
Additions#	-	-	634	-	-	-	-	-	-	634
Additions	-	-	-	237	1	43	144	142	-	567
Disposals/adjustments	-	-	(7,533)	(2,678)	(200)	(113)	(268)	(1,988)	(90)	(12,870)
Effect of movements in foreign exchange rates	79	47	634	370	30	61	45	134	-	1,400
Balance as at December 31, 2020	**932**	**560**	**22,077**	**13,330**	**924**	**2,038**	**1,700**	**5,030**	**-**	**46,591**
Accumulated depreciation and impairment loss										
Balance as at April 1, 2019	-	439	-	10,239	390	1,243	815	1,735	-	14,861
Depreciation for the year (Impact of IFRS 16) #	-	-	5,284	-	-	-	-	-	-	5,284
Depreciation for the year	-	60	-	2,349	208	332	331	783	-	4,063
Disposals	-	-	-	(1,201)	(5)	(168)	(499)	(99)	-	(1,972)
Effect of movements in foreign exchange rates	-	(17)	(272)	(762)	(37)	(83)	(48)	(154)	-	(1,373)
Balance as at March 31, 2020	**-**	**482**	**5,012**	**10,625**	**556**	**1,324**	**599**	**2,265**	**-**	**20,863**
Balance as at April 1, 2020	-	482	5,012	10,625	556	1,324	599	2,265	-	20,863
Depreciation for the period	-	-	3,418	1,571	164	253	302	1,497	-	7,205
Disposals/adjustments	-	-	(1,429)	(2,411)	(168)	(104)	(146)	(1,707)	-	(5,965)
Effect of movements in foreign exchange rates	-	30	218	280	17	41	21	54	-	661
Balance as at December 31, 2020	**-**	**512**	**7,219**	**10,065**	**569**	**1,514**	**776**	**2,109**	**-**	**22,764**
Carrying amounts										
As at April 1, 2019 (after impact of IFRS 16) #	879	90	24,994	5,675	527	709	682	4,848	89	38,493
Balance as at March 31, 2020	**853**	**31**	**23,330**	**4,776**	**537**	**723**	**1,180**	**4,477**	**90**	**35,997**
Balance as at April 1, 2020	853	31	23,330	4,776	537	723	1,180	4,477	90	35,997
Balance as at December 31, 2020	**932**	**48**	**14,858**	**3,265**	**355**	**524**	**924**	**2,921**	**-**	**23,827**

Upon adoption of IFRS 16 the Group has recognised right-of-use assets and lease liabilities and also charged depreciation on these assets.

(Amounts in USD thousands, except per share data and share count)

13) INTANGIBLE ASSETS AND GOODWILL

Particulars	Goodwill	Customer Relationship	Non-Compete	Brand / Trade Mark	Technology Related Development Cost	Software	Capital Work-in-Progress	Total
Cost								
Balance as at April 1, 2019	946,323	6,517	652	142,673	56,118	6,798	4,017	1,163,098
Acquisitions through business combination (refer note 4)	10,433	4,858	287	558	1,089	-	-	17,225
Additions/adjustment*	-	-	-	-	8,469	363	505	9,337
Disposals	-	-	-	-	(1,635)	(202)	-	(1,837)
Effect of movements in foreign exchange rates	(67,723)	(704)	(40)	(9,506)	(3,881)	(475)	(265)	(82,594)
Balance as at March 31, 2020	**889,033**	**10,671**	**899**	**133,725**	**60,160**	**6,484**	**4,257**	**1,105,229**
Balance as at April 1, 2020	889,033	10,671	899	133,725	60,160	6,484	4,257	1,105,229
Additions/adjustment*	-	-	-	-	7,031	301	(864)	6,468
Disposals	-	-	-	-	(828)	(218)	-	(1,046)
Effect of movements in foreign exchange rates	21,627	239	22	3,027	1,393	186	81	26,575
Balance as at December 31, 2020	**910,660**	**10,910**	**921**	**136,752**	**67,756**	**6,753**	**3,474**	**1,137,226**
Accumulated amortization and impairment loss								
Balance as at April 1, 2019	9,625	2,135	479	39,095	34,452	5,931	2,505	94,222
Amortization for the year	-	1,533	63	13,129	9,207	403	-	24,335
Impairment for the year	272,160	-	-	-	-	-	-	272,160
Disposals	-	-	-	-	(1,515)	(205)	-	(1,720)
Effect of movements in foreign exchange rates	-	(154)	(12)	(2,739)	(2,298)	(423)	(132)	(5,758)
Balance as at March 31, 2020	**281,785**	**3,514**	**530**	**49,485**	**39,846**	**5,706**	**2,373**	**383,239**
Balance as at April 1, 2020	281,785	3,514	530	49,485	39,846	5,706	2,373	383,239
Amortization for the period	-	1,125	48	9,369	7,266	235	-	18,043
Disposals	-	-	-	-	(466)	(218)	-	(684)
Effect of movements in foreign exchange rates	6,634	86	15	1,151	915	160	42	9,003
Balance as at December 31, 2020	**288,419**	**4,725**	**593**	**60,005**	**47,561**	**5,883**	**2,415**	**409,601**
Carrying amounts								
As at April 1, 2019	936,698	4,382	173	103,578	21,666	867	1,512	1,068,876
Balance as at March 31, 2020	**607,248**	**7,157**	**369**	**84,240**	**20,314**	**778**	**1,884**	**721,990**
Balance as at April 1, 2020	607,248	7,157	369	84,240	20,314	778	1,884	721,990
Balance as at December 31, 2020	**622,241**	**6,185**	**328**	**76,747**	**20,195**	**870**	**1,059**	**727,625**

* Represents addition of USD 6,175 (March 31, 2020: USD 8,488) to capital work in progress, adjusted for amounts capitalized out of capital work in progress amounting to USD 7,039 (March 31, 2020 USD 7,983)

(Amounts in USD thousands, except per share data and share count)

14) TRADE AND OTHER RECEIVABLES

Particulars	As at March 31, 2020	As at December 31, 2020
Trade and other receivables, net	46,814	16,597
Due from employees	542	243
Security deposits, net	8,152	6,034
Interest accrued on term deposits	557	1,172
Total	**56,065**	**24,046**
Non-current	2,658	2,239
Current	53,407	21,807
Total	**56,065**	**24,046**

The trade receivables primarily consist of airline, corporate and retail customers.

Security deposits include amounts paid in advance to suppliers of hotel and other services in order to guarantee the provision of those services.

The management does not consider there to be significant concentration of credit risk relating to trade and other receivables.

15) CASH AND CASH EQUIVALENTS

Particulars	As at March 31, 2020	As at December 31, 2020
Cash in hand	90	75
Funds in transit	4,631	13,323
Bank balances	113,477	64,883
Term deposits	11,683	118,814
Total	**129,881**	**197,095**

Funds in transit represents the amount collected from customers through credit cards/net banking which is outstanding as at the period end and credited to Group's bank accounts subsequent to the period end.

(Amounts in USD thousands, except per share data and share count)

16) TERM DEPOSITS

Particulars	As at March 31, 2020	As at December 31, 2020
Term deposits	38,030	30,459
Total	**38,030**	**30,459**
Non-current	207	170
Current	37,823	30,289
Total	**38,030**	**30,459**

As of December 31, 2020, term deposits with banks include USD 90 (March 31, 2020: USD 90) against which mainly letters of credit have been issued to various airlines.

As at December 31, 2020, term deposits with banks include USD 765 (March 31, 2020: USD 1,402) pledged with banks against bank guarantees, bank overdraft facilities and other facilities.

17) OTHER CURRENT ASSETS

Particulars	As at March 31, 2020	As at December 31, 2020
Advance to suppliers	49,565	40,771
Prepaid expenses	3,063	2,708
Other assets	800	1,828
Total	**53,428**	**45,307**

18) OTHER NON-CURRENT ASSETS

Particulars	As at March 31, 2020	As at December 31, 2020
Prepaid expenses	131	46
Others	-	55
Total	**131**	**101**

(Amounts in USD thousands, except per share data and share count)

19) CAPITAL AND RESERVES

A. Share Capital and Share Premium

Particulars	Ordinary Shares			Class B Shares		
	Number	Share capital	Share premium	Number	Share capital	Share premium
Balance as at April 1, 2019	60,303,844	31	668,203	42,638,206	21	1,309,115
Shares issued during the year on exercise of share based awards	312,764	-	8,237	-	-	-
Conversion of class B shares to ordinary shares	2,970,295	1	91,195	(2,970,295)	(1)	(91,195)
Balance as at March 31, 2020	**63,586,903**	**32**	**767,635**	**39,667,911**	**20**	**1,217,920**
Balance as at April 1, 2020	63,586,903	32	767,635	39,667,911	20	1,217,920
Shares issued during the period on exercise of share based awards	843,336	-	20,114	-	-	-
Balance as at December 31, 2020	**64,430,239**	**32**	**787,749**	**39,667,911**	**20**	**1,217,920**

The Company presently has ordinary shares and Class B Convertible Ordinary Shares ("Class B Shares") with par value of $0.0005 per share. The terms of issue generally provide that the Class B Shares issued to any shareholder will have the same powers and relative participation rights as ordinary shares of the Company and shall vote together with ordinary shares as a single class on all matters on which the Company shareholders are entitled to vote, except as required by applicable law. The Class B Shares will be convertible into an equal number of ordinary shares, which shall be fully paid, non-assessable and free of any preemptive rights, of the Company on demand at the election of the holder, and will be automatically converted into an equal number of ordinary shares upon the transfer of Class B Shares to another party.
Mauritius law mandates that any dividends shall be declared out of the distributable profits, after having set off accumulated losses at the beginning of the accounting period and no distribution may be made unless the Group's board of directors is satisfied that upon the distribution being made (1) the Company is able to pay its debts as they become due in the normal course of business and (2) the value of the Company's assets is greater than the sum of (a) the value of its liabilities and (b) Company's stated capital. Should the Company declare and pay any dividends on ordinary shares, such dividends will be paid in USD to each holder of ordinary shares and Class B shares in proportion to the number of shares held to the total ordinary shares and Class B shares outstanding as on that date.

In the event of liquidation of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company shall be distributed to the holders of Class B shares at par with ordinary shares in proportion to the number of shares held to the total ordinary shares (including Class B shares) outstanding as on that date.

B. Nature and purpose of reserves

i. Foreign currency translation reserve

The translation reserve comprises foreign currency differences arising from the translation of the financial statements of the Indian, Singapore, Malaysia, Hong Kong, the Netherlands, Thailand, the United Arab Emirates, Peru, Colombia, Indonesia and China subsidiaries.

ii. Fair value reserve

The fair value reserve comprises the cumulative net change in the fair value of equity investments at FVOCI.

iii. Share-based payment reserve

Share-based payment reserve comprises the value of equity-settled share based awards provided to employees including key management personnel, as part of their remuneration.

(Amounts in USD thousands, except per share data and share count)

20) LOSS PER SHARE

The following is the reconciliation of the loss attributable to ordinary shareholders (including Class B shareholders) and weighted average number of ordinary shares (including Class B shares) used in the computation of basic and diluted loss per share for the three and nine months ended December 31, 2019 and 2020:

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Loss attributable to ordinary shareholders (including Class B shareholders)	(29,468)	(3,393)	(109,024)	(58,811)
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing basic loss per share	105,278,971	106,907,710	104,999,149	106,565,135
Weighted average number of ordinary shares (including Class B shares) outstanding used in computing dilutive loss per share	105,278,971	106,907,710	104,999,149	106,565,135
Loss per share (USD)				
Basic	(0.28)	(0.03)	(1.04)	(0.55)
Diluted	(0.28)	(0.03)	(1.04)	(0.55)

For the three months ended December 31, 2020, 2,488,261 (December 31, 2019: 2,035,524) and for the nine months ended December 31, 2020 3,838,096 (December 31, 2019: 2,186,302) employees share based awards, were excluded from the calculation of diluted weighted average number of ordinary shares as their effect would have been anti-dilutive.

21) LOANS AND BORROWINGS

This note provides information about the contractual terms of Group's interest bearing loans and borrowings, which are measured at amortized cost / fair value.

Particulars	As at	
	March 31, 2020	December 31, 2020
Non-current liabilities		
Secured bank loans	698	489
Lease liabilities	20,915	14,338
Non-current portion of loans and borrowings	**21,613**	**14,827**

Particulars	As at	
	March 31, 2020	December 31, 2020
Current liabilities		
Current portion of secured bank loans	333	315
Current portion of lease liabilities	3,638	2,533
Current portion of loans and borrowings	**3,971**	**2,848**

(Amounts in USD thousands, except per share data and share count)

Terms and debt repayment schedule of outstanding loans:

Terms and conditions of outstanding loans are as follows:

Particulars	Currency	Interest rate	Year of maturity	As at March 31, 2020 Original value	As at March 31, 2020 Carrying amount	As at December 31, 2020 Original value	As at December 31, 2020 Carrying amount
Secured bank loans	INR	7% - 11%	2020 - 2025	1,471	1,031	1,410	804
Lease liabilities		10%-11%	2020 - 2028	41,432	24,553	33,938	16,871

The bank loans are secured over motor vehicles with a carrying amount of USD 851 as at December 31, 2020 (March 31, 2020: USD 1,089).

Credit facility

The Group has fund based limits with various banks amounting to USD 46,840 as at December 31, 2020 (March 31, 2020: USD 5,347). Additionally, in order to increase balance sheet flexibility and provide a back-up source of liquidity for any contingencies or investment opportunities, the Group have secured credit and guarantee facilities of USD 100,000 which includes a USD 70,000 facility from an affiliate of Group's largest shareholder and the balance from a commercial bank in India. As at December 31, 2020 (March 31, 2020: Nil) the Group has drawn Nil against these limits.

As at December 31, 2020, the Group has obtained limits of USD 16,743 (March 31, 2020: USD 37,796) for bank guarantees, primarily in favor of International Air Transport Association ("IATA") and other suppliers from various banks, against any payment default by the Company. Against these limits, the Group has pledged certain term deposits (refer note 24), property, plant and equipment, inventory and trade receivables of USD 60,061 (March 31, 2020: USD 79,811) of various subsidiaries which are availing these limits. As at December 31, 2020 and March 31, 2020, the Parent Company has issued guarantees to a bank in respect of credit facilities granted to two Indian subsidiaries.

Reconciliation of movements of liabilities to cash flows arising from financing activities:

Changes in cash flows from financing activities

	Liabilities Lease liabilities	Liabilities Secured bank loans	Total
Balance as at March 31, 2019	-	**707**	**707**
Impact due to initial application of IFRS 16	24,877	-	24,877
Restated balance as at April 1, 2019	**24,877**	**707**	**25,584**
Proceeds from bank loans	-	574	574
Repayment of bank loans	-	(254)	(254)
Acquired though business combination	945	9	954
Additions to lease liabilities	575	-	575
Payment of lease liabilities	(4,479)	-	(4,479)
Interest accrued	676	25	701
Interest paid	-	(25)	(25)
Effect of change in foreign exchange rates	338	(4)	334
Balance as at December 31, 2019	**22,932**	**1,032**	**23,964**
Balance as at March 31, 2020	**24,553**	**1,031**	**25,584**
Proceeds from bank loans	-	123	123
Repayment of bank loans	-	(370)	(370)
Additions to lease liabilities	634	-	634
Adjustment due to modification	(5,964)	-	(5,964)
Payment of lease liabilities	(3,047)	-	(3,047)
Interest accrued	1,440	111	1,551
Interest paid	-	(111)	(111)
Effect of change in foreign exchange rates	(745)	20	(725)
Balance as at December 31, 2020	**16,871**	**804**	**17,675**

(Amounts in USD thousands, except per share data and share count)

22) OTHER CURRENT LIABILITIES

Particulars	As at March 31, 2020	As at December 31, 2020
Statutory liabilities	5,688	11,017
Employee related payables	7,066	3,103
Refund due to customers	22,558	52,933
Deferred income	236	373
Other liabilities (related to business combination) (refer note 4)	5,441	5,362
Total	**40,989**	**72,788**

23) OTHER NON-CURRENT LIABILITIES

Particulars	As at March 31, 2020	As at December 31, 2020
Deferred income	295	452
Other liabilities (related to business combination) (refer note 4)	9,480	9,194
Total	**9,775**	**9,646**

24) EMPLOYEE BENEFITS

Particulars	As at March 31, 2020	As at December 31, 2020
Net defined benefit liability	4,834	4,664
Other long term employee benefit (liability for compensated absences)	1,501	1,518
Total employee benefit liabilities	**6,335**	**6,182**

Particulars	As at March 31, 2020	As at December 31, 2020
Present value of unfunded obligations	4,834	4,664
Total	**4,834**	**4,664**

The Group recognizes actuarial gains and losses in other comprehensive income (loss). No actuarial gains or losses have been recognized during the quarter as the actuarial valuation is carried out half yearly i.e. as at September 30 and March 31.

25) TRADE AND OTHER PAYABLES

Particulars	As at March 31, 2020	As at December 31, 2020
Other trade payables	21,018	23,688
Accrued expenses	49,729	28,229
Total	**70,747**	**51,917**

(Amounts in USD thousands, except per share data and share count)

26) PROVISIONS

Particulars	**As at March 31, 2020**	**As at December 31, 2020**
Provision for litigations	30,800	30,800
Total	**30,800**	**30,800**

During the year ended March 31, 2020, the Group has recorded provisions in relation to ongoing litigations, which represent the best estimate of the expenditure to be incurred. The matters are currently pending at the Court and their outcome is uncertain.

27) CAPITAL COMMITMENTS

Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances) aggregate to USD 168 as at December 31, 2020 (March 31, 2020: USD 326).

28) RELATED PARTIES

For the purpose of the condensed consolidated interim financial statements, parties are considered to be related to the Group, if the Group has the ability, directly or indirectly, to control the party or exercise significant influence over the party in making financial and operating decisions, or vice versa, or where the Group and the party are subject to common control or common significant influence. Related parties may be individuals or other entities.

Related parties and nature of related party relationships:

Nature of relationship	**Name of related parties**
Key management personnel	Deep Kalra
Key management personnel	Rajesh Magow
Key management personnel	Mohit Kabra
Key management personnel	Aditya Tim Guleri
Key management personnel	James Jianzhang Liang#
Key management personnel	Paul Laurence Halpin#^
Key management personnel	Jane Jie Sun# (from August 30, 2019)
Key management personnel	Cindy Xiaofan Wang# (from August 30, 2019)
Key management personnel	Xing Xiong# (from August 30, 2019)
Key management personnel	Xiangrong Li (from September 6, 2019)
Key management personnel	Vivek Narayan Gour (upto September 6, 2019)
Key management personnel	Patrick Luke Kolek* (upto August 30, 2019)
Key management personnel	Charles St Leger Searle* (upto August 30, 2019)
Key management personnel	Aileen O'Toole* (from January 24, 2019 to August 30, 2019)
Entity providing Key management personnel services	IQ EQ Corporate Services (Mauritius) Limited
Entities having significant influence over the Company and its subsidiaries	Naspers Limited and its subsidiaries (upto August 30, 2019)
Entities having significant influence over the Company and its subsidiaries	Trip.com Group Limited (formerly known as Ctrip.com International, Limited) and its subsidiaries (from August 30, 2019)
Equity-accounted investee and its subsidiaries	HolidayIQ Pte. Ltd and its subsidiaries (upto January 10, 2020)
Equity-accounted investee	Inspirock, Inc.
Equity-accounted investee	Simplotel Technologies Private Limited
Equity-accounted investee	Pasajebus SpA (from May 7, 2019)
Equity-accounted investee	Saaranya Hospitality Technologies Private Limited

Notes: # nominees of Trip.com Group Limited. (Trip.com)
* nominees of MIH Internet SEA Pte. Ltd. (MIH) (subsidiary of Naspers Limited)
^ Paul Laurence Halpin, who was formerly a nominee of MIH, continues to serve on the board of directors of the Group as a nominee of Trip.com with effect from August 30, 2019.

(Amounts in USD thousands, except per share data and share count)

(A) Transactions with key management personnel:

Key management personnel compensation comprised *

Particulars	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Short-term employee benefits	537	309	1,672	435
Contribution to defined contribution plan	99	8	134	13
Share based payment	5,656	4,458	13,994	13,569
Legal and professional	4	11	42	30
Total	**6,296**	**4,786**	**15,842**	**14,047**

Note: * Provision for gratuity and compensated absences has not been considered, since the provisions are based on actuarial valuations for the Group's entities as a whole.

(B) Transactions with entity providing key management personnel services:

Transactions	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Key management personnel services	3	1	4	3
Consultancy services	12	5	28	5

(C) Transactions with subsidiaries of the entity having significant influence over the company:

a) Naspers Limited and its subsidiaries

The Company collects payment from end customers through subsidiaries of Naspers Limited which are online payment service providers. In this arrangement, payment of Nil for the nine months ended December 31, 2020 (December 31, 2019: USD 402,242) was collected by these entities on behalf of the Company and such amounts were remitted to the Company within a predefined time period. Further, service fee of Nil for the nine months ended December 31, 2020 (December 31, 2019: USD 5,070) was charged by these entities for rendering these services to the Company, which is recognised under payment gateway charges (refer note 8).

b) Trip.com and its subsidiaries

Transactions	For the three months ended December 31		For the nine months ended December 31	
	2019	2020	2019	2020
Revenue (refund) from air ticketing^	773	24	954	(19)
Purchase (refund) of air ticketing^	12,213	(199)	14,187	(556)
Sale from hotel and packages^	3,712	151	4,926	349
Purchase of hotel and packages^	3,159	173	3,655	323
Commission received	94	3	127	9
Commission paid	521	22	691	49
Other operating expenses	453	33	630	243

^represents gross amount booked/charged for the air ticketing and hotel and packages transactions

(Amounts in USD thousands, except per share data and share count)

Balance Outstanding	As at	
	March 31, 2020	**December 31, 2020**
Trade and other receivables	657	116
Trade payables, net	1,138	176
Prepaid expenses	97	-

(c) The Company has entered into an agreement with Ctrip.com (Hong Kong) Limited, an affiliate of our largest shareholder, on August 18, 2020 for USD 70,000 revolving credit facility. The facility will be used to finance the Company's business. The facility is available for a term of two years from the date of the first drawdown, and loans under the facility will bear interest at a rate of LIBOR plus an adjustable margin. As of December 31, 2020, the facility remained undrawn.

(D) Transactions with equity-accounted investees and its subsidiaries

a) HolidayIQ Pte. Ltd and its subsidiaries

Transactions	For the three months ended December 31		For the nine months ended December 31	
	2019	**2020**	**2019**	**2020**
Revenue from air ticketing	4	-	6	-
Services received	-	-	11	-

b) PasajeBus SpA

In May 2019, the Group had acquired approximately 20.5% equity stake in PasajeBus Spa, by exercising its right which was acquired as a part of business combination.

Transactions	For the three months ended December 31		For the nine months ended December 31	
	2019	**2020**	**2019**	**2020**
Ancillary revenue	-	23	-	55

Balance outstanding	As at	
	March 31, 2020	**December 31, 2020**
Trade receivables	32	26

c) Saaranya Hospitality Technologies Private Limited

Transactions	For the three months ended December 31		For the nine months ended December 31	
	2019	**2020**	**2019**	**2020**
Loan given	-	-	-	54
Interest income	-	3	-	5

Balance outstanding	As at	
	March 31, 2020	**December 31, 2020**
Outstanding loan	-	55

(Amounts in USD thousands, except per share data and share count)

29) FINANCIAL INSTRUMENTS

Fair values

Fair Values versus Carrying Amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the statement of financial position, are as follows:

Particulars	As at March 31, 2020		As at December 31, 2020	
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets measured at fair value				
Other investments - equity securities (FVOCI)	3,584	3,584	4,884	4,884
	3,584	**3,584**	**4,884**	**4,884**
Financial assets not measured at fair value (Amortised cost)				
Trade and other receivables	56,065	56,065	24,046	24,046
Term deposits	38,030	38,030	30,459	30,459
Cash and cash equivalents	129,881	129,881	197,095	197,095
Other investments - other securities	99	99	99	99
	224,075	**224,075**	**251,699**	**251,699**
Financial liabilities measured at fair value				
Other liabilities (related to business combination)	14,921	14,921	14,556	14,556
	14,921	**14,921**	**14,556**	**14,556**
Financial liabilities not measured at fair value (Other financial liabilities)				
Secured bank loans	1,031	1,031	804	804
Lease liabilities	24,553	24,553	16,871	16,871
Trade and other payables	70,747	70,747	51,917	51,917
Refund due to customers	22,558	22,558	52,933	52,933
	118,889	**118,889**	**122,525**	**122,525**

The fair value measurements of financial assets and liabilities reported above have been categorized as Level 3 fair values based on the inputs to the valuation techniques used.

Fair value hierarchy

The table below analyses financial instruments carried at fair value, by valuation method. The different levels have been defined as follows:

- Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities.
- Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e. as prices) or indirectly (i.e. derived from prices).
- Level 3: inputs for the asset or liability that are not based on observable market data (unobservable inputs).

(Amounts in USD thousands, except per share data and share count)

Particulars	As at December 31, 2020			
	Level 1	Level 2	Level 3	Total
Other investments - equity securities	-	-	4,884	4,884
Total Assets	-	-	**4,884**	**4,884**
Other liabilities (related to business combination)	-	-	14,556	14,556
Total Liabilities	-	-	**14,556**	**14,556**

Particulars	As at March 31, 2020			
	Level 1	Level 2	Level 3	Total
Other investments - equity securities	-	-	3,584	3,584
Total Assets	-	-	**3,584**	**3,584**
Other liabilities (related to business combination)	-	-	14,921	14,921
Total Liabilities	-	-	**14,921**	**14,921**

The following tables show a reconciliation from the beginning balances to the ending balances for fair value measurements in Level 3 of the fair value hierarchy:

Particulars	As at December 31, 2020	
	Other liabilities (related to business combination)	Other investments
Opening balances	14,921	3,584
Total gains and losses recognized in:		
- (profit) or loss	(717)	-
- other comprehensive income (loss)		
-net change in fair value	-	1,300
-effect of movements in foreign exchange rates	352	-
Closing balances	**14,556**	**4,884**

Particulars	As at March 31, 2020		
	Other liabilities (related to business combination)	Other investments	Right to receive equity stake in a travel entity
Opening balances	-	5,563	411
Acquired in business combination	14,550	-	-
Total gains and losses recognized in:			
- (profit) or loss	1,421	-	30
- other comprehensive income			
-net change in fair value	-	(1,979)	-
-effect of movements in foreign exchange rates	(1,050)	-	-
Settlement by issuance of shares	-	-	(441)
Closing balances	**14,921**	**3,584**	-

There were no transfers between Level 1, Level 2 and Level 3 during the period.

(Amounts in USD thousands, except per share data and share count)

Valuation Techniques and significant unobservable inputs

The following tables show the valuation techniques used in measuring Level 3 fair values as at December 31, 2020 and March 31, 2020, as well as the significant unobservable inputs used.

Financial Instruments measured at fair value:

Type	Valuation technique	Significant unobservable inputs	Inter- relationship between significant unobservable inputs and fair value measurement
Other investments - equity securities	Discounted cash flows: The valuation model considers the present value of expected free cash flows, discounted using a risk adjusted discount rate.	Forecast annual revenue growth rate : (22%) - 35% (March 31, 2020: (47%) - 50%) Forecast EBITDA margin: (5%) - 25% (March 31, 2020: (13%) - 26%) Risk adjusted discount rate: 17.0% (March 31, 2020: 17.0%)	The estimated fair value would increase (decrease) if : - the annual revenue growth rate were higher (lower) - the EBITDA margin were higher (lower) - the risk adjusted discount rate was lower (higher)
Other liabilities (related to business combination)	Discounted cash flows: The valuation model considers the present value of the expected future payments, discounted using a risk-adjusted discount rate.	Expected cash flows: USD 17,118 (March 31, 2020: USD 16,710) Risk-adjusted discount rate: 10.20% (March 31, 2020: 10.20%)	The estimated fair value would increase (decrease) if: – the expected cash flows were higher (lower); – the risk-adjusted discount rate were lower (higher).

Financial instruments not measured at fair value:

Type	Valuation technique	Significant unobservable
Other financial assets and liabilities*	Discounted cash flows	Not applicable

Notes: *Other financial assets include trade and other receivables, term deposits, cash and cash equivalents and other investments-other securities. Other financial liabilities include secured bank loans, trade and other payables, refund due to customers and lease liabilities.

Sensitivity Analysis

Other investments - equity securities

For the fair values of other investments-equity securities, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the nine months ended December 31	
	Other Comprehensive Income	
	Increase	Decrease
Annual revenue growth rate	695	(622)
EBITDA Margin	207	(207)
Risk adjusted discount rate	(360)	422

(Amounts in USD thousands, except per share data and share count)

	For the year ended March 31, 2020	
	Other Comprehensive Income	
	Increase	Decrease
Annual revenue growth rate	314	(312)
EBITDA Margin	145	(145)
Risk adjusted discount rate	(280)	330

Other liabilities (related to business combination)

For the fair values of other liabilities related to business combination, reasonably possible changes of 100 basis points at the reporting date to one of the significant unobservable inputs, holding other inputs constant, would have the following effects:

	For the nine months ended December 31	
	Profit or loss	
	Increase	Decrease
Risk adjusted discount rate	212	(218)

	For the year ended March 31, 2020	
	Profit or loss	
	Increase	Decrease
Risk adjusted discount rate	144	(149)

30) ACQUISITION OF NON-CONTROLLING INTEREST

In May 2019, the Group acquired an additional 27.6% equity interest in Empresa Digital Peruana SAC increasing its ownership from 72.4% to 100% for a cash consideration of USD 3,178. The transaction has resulted in increase in accumulated deficit of USD 3,178 forming part of equity attributable to owners of the Company.

31) CONTINGENCIES

On February 28, 2019, a judgement of the Supreme Court of India interpreting certain statutory defined contribution obligations of employees and employers altered historical understandings of such obligations, extending them to cover additional portions of the employee's income. However, the judgement isn't explicit if such interpretation may have retrospective application resulting in increased contribution for past and future years for certain India based employees of the Company. The Company has been legally advised that there are numerous interpretative challenges on the retrospective application of the judgment which results in impracticability in estimation of and timing of payment and amount involved. As a result of lack of implementation guidance and interpretative challenges involved, and also in view of certain stakeholders' request to re-evaluate the pronouncement itself, the Company is unable to reliably estimate the amount involved. Accordingly, the Company shall re-evaluate the amount of provision, if any, on obtaining further clarity on the matter.

32) The Parliament of India has approved the Code on Social Security, 2020 which would impact the contributions by the Group towards provision for gratuity. The effective date from which the changes are applicable is yet to be notified and the rules are yet to be framed. The Group will carry out an evaluation of the impact and record the same in the financial statements in the period in which the Code becomes effective and the related rules are published.